Exhibit 99.1

Lavie Bio Announces Commercial Launch of its First
Microbiome-Based Product for Yield Improvement - result™

result™ inoculant initially introduced for spring wheat in North
Dakota, following positive four-year field trials

Rehovot, Israel – November 3, 2021 — Lavie Bio Ltd., a subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), and a leading ag-biologicals company focusing on improving food quality and agricultural productivity and sustainability through the introduction of microbiome-based products, announced today the commercial launch of its first product, LAV.211, an inoculant for yield improvement, under the brand name result™.

Logo of result™ inoculant

The first phase of marketing and initial market penetration for the upcoming 2022 spring wheat season will be limited to target regions in North Dakota, and will be accomplished under a distribution agreement with United Agronomy, as recently announced1.  These initial sales are expected to be recognized in 2022. The development of result™ included positive four-year field trials in multiple locations and commercial validation through broad-acre fields under standard farmer practices in target locations (‘early adopter network’).

The results achieved in the field trials have demonstrated that result™ has the potential to contribute an additional 3-4 bushels per acre and showed increased yield improvement compared with industry benchmarks. According to Lavie Bio’s estimates and assuming average commodity prices, this could provide spring wheat farmers an average of $20 of additional revenue per farmed acre, which may translate to a 50% increase or more in profit2. There are an estimated 25 million acres of spring wheat in North America3, with about 6 million in North Dakota4.

1 https://www.evogene.com/press_release/lavie-bio-and-united-agronomy-announce-signing-of-distribution-agreement-for-lavie-bios-inoculant-product/
2 https://www.ndsu.edu/agriculture/ag-hub/ag-topics/farm-management/crop-economics/projected-crop-budgets
3 https://www.ers.usda.gov/webdocs/publications/86210/whs-17l.pdf?v=43083, pg. 18; Phillips McDougall, 2017, https://www150.statcan.gc.ca/t1/tbl1/en/tv.action?pid=3210035901
4 https://ndwheat.com/buyers/NorthDakotaWheatClasses/HardRedSpringWheat/

Following this initial commercial introduction, Lavie Bio intends to expand through additional distribution channels and to evaluate the opportunities for result™ in additional territories for spring wheat, and for application to additional cereals. In parallel, the company expects to increase its production capabilities to support such expansion.

Kyle Nichols, a farmer from Palermo, North Dakota, and part of the ‘early adopter network’ of result™ stated: “As a farmer, I want the most profitability out of my acres. Maximizing production and raising a healthy crop is very important to me, and with result™ from Lavie Bio it’s very clear to see the benefit it brings to my farm operation. Wheat treated with result™ produces a better stand, healthier grain, and higher yields. Sitting in the combine and watching the combine monitor you can clearly see the benefit from result™ compared to my untreated acres - the bushels are better quality and there are more of them.”

Mr. Ido Dor, Chief Executive Officer, Lavie Bio, stated: “I am very proud that Lavie Bio has reached this milestone and is launching its first product. Our extended trials have indicated that result™ is an excellent product providing strong value to farmers by significantly improving yield and productivity.  Furthermore, result™’s rapid development process - six years from concept to initial marketing - and the progress being achieved by other microbiome products in our pipeline, is possible only through the use of Lavie Bio's BDD platform, powered by Evogene’s ‘MicroBoost AI’ engine, a very important competitive advantage for our Company.”

About LAV.211/result™:

LAV.211/result™ is a microbial based inoculant that has been designed to empower plant performance based on its ability to improve the uptake and assimilation of nutrients, thereby increasing yield, and improving growers’ profitability, while contributing to environmental sustainability and soil health. LAV.211/result™ is intended to be applied as a seed treatment and is formulated as a water dispersible granule (WDG).

About Lavie Bio Ltd.:

Lavie Bio, a subsidiary of Evogene Ltd., aims to improve food quality, sustainability and agriculture productivity through the introduction of microbiome-based ag-biological products. Lavie Bio utilizes a proprietary computational predictive platform, the BDD platform, harnessing the power of big data and advanced informatics, for the discovery, optimization and development of bio-stimulant and bio-pesticide products. Corteva, Inc. holds approximately 28% in Lavie Bio. For more information, please visit www.lavie-bio.com.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of its broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, or words of similar meaning. For example, Evogene and Lavie Bio are using forward-looking statements in this press release when they discuss Lavie Bio’s pipeline and commercialization plans, including future opportunities and territories, and the potential benefits of LAV.211/result™. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035